UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 3, 2017

Commission File Number: 001-32328

Mechel PAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125167 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

TRADE PORT POSIET NAMED 2016 BEST STEVEDORE COMPANY
Moscow, Russia – April 3, 2017 – Mechel PAO (MICEX: MTLR, NYSE: MTL), one of the
leading Russian mining and metals companies, reports that Trade Port Posiet AO
(managed by Mecheltrans Management Company OOO) was acknowledged by Russia’s
Federal Sea and River Transport Agency and Russia’s Sea Trade Port Association
(ASOP) as Russia’s Best Stevedore Company based on 2016 results.
In the Industry Leader contest conducted by the Federal Sea and River Transport
Agency, Trade Port Posiet AO won the Best Stevedore Company (Sea) nomination.
Trade Port Posiet AO also became the laureate of the Best Stevedore Company-2016 contest conducted by Russia’s Sea Trade Port Association (ASOP). ASOP’s expert commission awarded Port Posiet’s coal terminal 47 points out of maximum 50. The appraisal’s criteria included cargo handling growth rates, wagon processing dynamics and quality of customer service.
 “We are grateful to the professional community for their high appraisal of
Trade Port Posiet AO’s work. Last year our specialized coal terminal reached its project capacity of 7 million tonnes, which means that our throughput went up by
40% compared to 2015. This was made possible by the concerted efforts of all participants in the cargo shipping process and effective cooperation between
Russian Railways and the port,” Mecheltrans Management Company OOO’s Chief
Executive Officer Alexey Lebedev noted.
Mechel Group’s investments into creating a modern coal terminal totaled some four billion rubles since the technical revamping project was launched. The port’s throughput capacity went up eight times during that time. Trade Port
Posiet operates in strict compliance with Russia’s environment laws. One of the project’s chief aims is to minimize the port’s impact on the environment.
Trade Port Posiet AO transships coking and steam coal as well as PCI for export to Asia Pacific.
***

Mechel PAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel PAO

Date: April 3, 2017	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO